UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

TD Ameritrade Holding Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87236Y 10 8

(CUSIP Number)

Norie C. Campbell, Esq.

The Toronto-Dominion Bank

Toronto-Dominion Centre

P.O. Box 1

Toronto, Ontario M5K IA2

(416) 308-6963

Copy to:

Lee Meyerson, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 87236Y 10 8

(1)	Names of reporting persons The Toronto-Dominion Bank
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 222,929,287
	(8)	Shared voting power 0
	(9)	Sole dispositive power 222,929,287
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 222,929,287*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 41.54%(1)
(14)	Type of reporting person (see instructions) BK

(1)	Based on 536,710,087 shares of Issuer Common Stock outstanding as of December 21, 2015 as reported by TD Ameritrade in its definitive proxy statement filed on January 7, 2016.

SCHEDULE 13D

CUSIP No. 87236Y 10 8

(1)	Names of reporting persons TD Luxembourg International Holdings S.a.r.l.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 222,919,287
	(8)	Shared voting power 0
	(9)	Sole dispositive power 222,919,287
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 222,919,287
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 41.54%(1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 536,710,087 shares of Issuer Common Stock outstanding as of December 21, 2015 as reported by TD Ameritrade in its definitive proxy statement filed on January 7, 2016.

Item 1:	Security and Issuer

This Amendment No. 19 hereby amends and supplements the statement of beneficial ownership on Schedule 13D relating to the common stock, $0.01 par value per share (the “Issuer Common Stock”) of TD Ameritrade Holding Corporation, a Delaware corporation (the “Issuer”), initially filed on January 25, 2006, as amended by Amendment No. 1 thereto filed on February 24, 2006, Amendment No. 2 thereto filed on April 14, 2006, Amendment No. 3 thereto filed on May 5, 2006, Amendment No. 4 thereto filed on May 11, 2006, Amendment No. 5 thereto filed on May 19, 2006, Amendment No. 6 thereto filed on May 26, 2006, Amendment No. 7 thereto filed on September 14, 2006, Amendment No. 8 thereto filed on February 5, 2009, Amendment No. 9 thereto filed on August 13, 2010, Amendment No. 10 thereto filed on January 20, 2011, Amendment No. 11 thereto filed on February 10, 2011, Amendment No. 12 thereto filed on February 24, 2011, Amendment No. 13 thereto filed on November 8, 2011, Amendment No. 14 thereto filed on March 16, 2012, Amendment No. 15 thereto filed on May 15, 2013, Amendment No. 16 thereto filed on December 6, 2013, Amendment No. 17 filed on December 9, 2013 and Amendment No. 18 thereto filed on February 14, 2014 (as amended, and as it may be further amended from time to time, this “Statement”), by the Reporting Persons (as defined in Item 2 hereof) with respect to the items set forth below. Unless otherwise indicated herein, capitalized terms used and not defined in this Amendment No. 19 shall have the respective meanings herein as are ascribed to such terms in the Statement.

Item 2:	Identity and Background

Item 2 of the Statement is hereby amended and restated in its entirety (other than with respect to Schedule I to the Statement, which is amended and supplemented as provided for in this Amendment No. 19) as follows:

This Statement is being filed by The Toronto-Dominion Bank, a Canadian chartered bank (“TD”), and TD Luxembourg International Holdings S.a.r.l., a private limited liability company existing under the laws of Luxembourg and a wholly-owned subsidiary of TD (“TD LIH” and together with TD, the “TD Entities” or the “Reporting Persons”). TD and its subsidiaries are principally engaged in the business of personal, commercial and wholesale banking and wealth management. The principal executive office of TD is located at Toronto-Dominion Centre, P.O. Box 1, Toronto, Ontario, Canada M5K IA2 and the principal executive office of TD LIH is located at 46A, Avenue J. F. Kennedy, First Floor, L-2958 Luxembourg, Grand-Duchy of Luxembourg.

The name, business address, citizenship and present principal occupation or employment of each director and executive officer of each of the TD Entities and the name and principal business and address of any corporation or other organization in which such employment is conducted are set forth in Schedule I hereto and are incorporated by reference herein.

During the last five years, none of the TD Entities or, to the knowledge of the TD Entities, any of their respective executive officers or directors named in Schedule I hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3:	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplement by the following:

On January 20, 2016, TD Waterhouse Private Investment Counsel Inc. (“TDWPIC”), a wholly-owned subsidiary of TD, in the ordinary course of TDWPIC’s investment management business, acquired 10,000 shares of Issuer Common Stock for its clients for an aggregate purchase price of $148,800. TDWPIC used client funds to purchase such shares.

Item 5:	Interest in Securities of the Issuer

Item 5(a), (b) and (c) of the Statement is hereby amended and supplemented by the following:

(a) and (b). As of February 3, 2016, the Reporting Persons beneficially owned an aggregate of 222,929,287 shares of Issuer Common Stock, representing approximately 41.54% of the outstanding shares of Issuer Common Stock (based on the number of shares of Issuer Common Stock outstanding as of December 21, 2015 as reported by the Issuer). The 222,929,287 shares of Issuer Common Stock reported herein consist of: (i) 222,919,287 shares of Issuer Common Stock over which TD LIH is the record and beneficial owner, and (ii) 10,000 shares of Issuer Common Stock beneficially owned by certain clients of, and managed by, TDWPIC in the ordinary course of its investment management business. TD controls TD LIH and TDWPIC and accordingly beneficially owns the shares of Issuer Common Stock held by them.

Except for Mr. Bragg, Ms. Maidment and Mr. Prezzano, as of January 21, 2016, none of the individuals listed on Schedule I beneficially owned any shares of Issuer Common Stock. As of January 21, 2016, Mr. Bragg beneficially owned 113,000 shares of Issuer Common Stock; Ms. Maidment beneficially owned 55,169 shares of Issuer Common Stock and Mr. Prezzano beneficially owned 102,755 shares of Issuer Common Stock.

(c) Except as described below and in Item 3 above, none of the TD Entities nor, to the best of the TD Entities’ knowledge, any of the individuals named in Schedule I to the Statement, has engaged in any transaction in shares of Issuer Common Stock in the last 60 days.

On January 21, 2016, each of Mr. Maidment, Ms. Miller and Mr. Prezzano received a director grant from the Issuer of 4,042 restricted stock units, which vest one year from the date of grant.

Item 6:	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by the following:

As described in Item 6 of the Statement as amended by Amendment No. 16 thereto filed on December 6, 2013, on December 4, 2013 the Issuer, TD, TD LIH and certain members of the Ricketts family and related trusts entered into Amendment No. 5 to the Stockholders Agreement among such parties. Pursuant to such Amendment No. 5, the Ricketts parties ceased to be parties to the Stockholders Agreement effective as of January 24, 2016, and their rights and obligations thereunder, including their obligation to vote their shares of Issuer Common Stock in favor of the election of Issuer directors nominated pursuant to the Stockholder Agreement, also terminated. Accordingly, from and after such date the TD Entities no longer constitute a “group” with the Ricketts parties as a result of the terms of the Stockholders Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2016

THE TORONTO-DOMINION BANK

By:	/s/ Riaz Ahmed

Name:	Riaz Ahmed
Title:	Group Head and Chief Financial Officer

TD LUXEMBOURG INTERNATIONAL HOLDINGS S.A.R.L.

By:	/s/ Dave Sparvell

Name:	Dave Sparvell
Title:	Board Manager

SCHEDULE I

INFORMATION RELATING TO THE DIRECTORS AND EXECUTIVE OFFICERS

OF THE TD ENTITIES

Schedule I to the Schedule 13D Filing is hereby amended and restated as follows:

Name	Present Principal Occupation or Employment and Address

THE TORONTO-DOMINION BANK

DIRECTORS

William E. Bennett (US Citizen)	Corporate Director and former President, Director and Chief Executive Officer, Draper & Kramer, Inc. 55 West Monroe Street Suite 2530 Chicago, Illinois 60603-5008

John L. Bragg (Canadian Citizen)	Chairman, President and Co-Chief Executive Officer Oxford Frozen Foods Limited 4881 Main St. P.O. Box 220 Oxford, Nova Scotia B0M 1P0

Amy W. Brinkley (US Citizen)	Consultant, AWB Consulting, LLC 2225 Sharon Lane Charlotte, North Carolina 28211

Brian C. Ferguson (Canadian Citizen)	President & Chief Executive Officer Cenovus Energy Inc. 500 Centre Street SE P.O. Box 766 Calgary, Alberta T2P 0M5

Colleen A. Goggins (US Citizen)	Corporate Director and retired Worldwide Chairman, Consumer Group, Johnson & Johnson 7 Constitution Hill East Princeton, New Jersey 08540

Mary Jo Haddad (Canadian Citizen)	Corporate Director and former President and Chief Executive Officer, The Hospital for Sick Children 1320 King Henry Court Oakville, Ontario L6M 2Y6

Jean-René Halde (Canadian Citizen)	Corporate Director and retired President and Chief Executive Officer, Business Development Bank 2813 rue des Outardes Saint-Laurent, Quebec H4R 0H5

David E. Kepler (US Citizen)	Corporate Director and former Executive Vice President, The Dow Chemical Company 912 Turtle Cove Sanford, Michigan 48657

Brian M. Levitt (Canadian Citizen)	Chairman of the Board The Toronto-Dominion Bank and non-executive Vice Chair, Osler, Hoskin & Harcourt LLP P.O. Box 1 TD Bank Tower66 Wellington Street West Toronto, Ontario M5K 1A2

Alan N. MacGibbon (Canadian Citizen)	Non-executive Vice Chair, Osler, Hoskin & Harcourt LLP Box 50, 1 First Canadian Place Toronto, Ontario M5X 1B8

Harold H. MacKay (Canadian Citizen)	Counsel MacPherson Leslie & Tyerman LLP 1500 Hill Centre 1 – 1874 Scarth Street Regina, Saskatchewan S4P 4E9

Karen E. Maidment (Canadian Citizen)	Corporate Director and former Chief Financial and Administrative Officer BMO Financial Group 92 Salisbury Avenue Cambridge, Ontario N1S 1J5

Bharat B. Masrani (Canadian and Great Britain Citizen)	Group President and Chief Executive Officer, The Toronto-Dominion Bank P. O. Box 1, TD Bank Tower 66 Wellington Street West Toronto, Ontario M5K 1A2

Irene R. Miller (US and Canadian Citizen)	Chief Executive Officer Akim, Inc. 186 Riverside Drive, #10E New York, NY 10024

Nadir H. Mohamed (Canadian Citizen)	Corporate Director and former President and Chief Executive Officer, Rogers Communications Inc. Goodmans LLP 333 Bay Street, Suite 3400 Toronto, Ontario M5H 2S7

Claude Mongeau (Canadian Citizen)	President and Chief Executive Officer, Canadian National Railway Company 935 de La Gauchetiere Street West 16th Floor Montreal, Quebec H3B 2M9

Wilbur J. Prezzano (US Citizen)	Corporate Director and retired Vice Chairman Eastman Kodak Company 28 Murray Blvd. Charleston, South Carolina 29401-2350

Helen K. Sinclair (Canadian Citizen)	Chief Executive Officer BankWorks Trading Inc. 181 Bay Street Bay Wellington Tower—Brookfield Place Suite 1400 Toronto, Ontario M5J 2V1

EXECUTIVE OFFICERS

Riaz Ahmed (Canadian Citizen)	Group Head and Chief Financial Officer, TD Bank Group

Norie Clare Campbell (Canadian Citizen)	Group Head and General Counsel, TD Bank Group

Mark Russell Chauvin (Canadian Citizen)	Group Head and Chief Risk Officer, TD Bank Group

Susan Anne Cummings (Canadian and British Citizen)	Executive Vice President, Human Resources, TD Bank Group

Theresa Lynn Currie (Canadian and U.S. Citizen)	Group Head, Canadian Personal Banking, TD Bank Group

Robert Edward Dorrance (Canadian Citizen)	Group Head, Wholesale Banking, TD Bank Group and Chairman, Chief Executive Officer & President, TD Securities

Paul Campbell Douglas (Canadian Citizen)	Executive Vice President, Canadian Business Banking, TD Bank Group

Colleen Mary Johnston (Canadian Citizen)	Group Head, Direct Channels, Technology, Marketing, and Real Estate, TD Bank Group

Kenneth William Lalonde	Executive Vice President, Insurance, TD Bank Group

Bharat Bhagwanji Masrani (Canadian and British Citizen)	Group President and Chief Executive Officer, TD Bank Group

Francis Joseph McKenna (Canadian Citizen)	Deputy Chair, TD Bank Group

Michael Bo Pedersen (Canadian Citizen)	Group Head, U.S. Personal and Commercial Banking, TD Bank Group and President and Chief Executive Officer, TD Bank US Holding Company, TD Bank, N.A., and TD Bank USA, N.A.

Leovigildo Salom (U.S. Citizen)	Executive Vice President, Wealth Management, TD Bank Group

TD LUXEMBOURG INTERNATIONAL HOLDINGS S.A.R.L.

DIRECTORS

Myanh Duong (Luxembourg Citizen)	Board Manager TD Luxembourg International Holdings S.a.r.l. 46A Avenue JF Kennedy L-2958 Luxembourg

Yves Sawaya (Canadian and French Citizen)	Board Manager TD Luxembourg International Holdings S.a.r.l. 46A Avenue JF Kennedy L-2958 Luxembourg

Dave Sparvell (British Citizen)	Board Manager TD Luxembourg International Holdings S.a.r.l. 46A Avenue JF Kennedy L-2958 Luxembourg